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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

September 17, 2015

VIA EDGAR
==========
Mr. Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Leeward Investment Trust
(File Nos. 333-171279 and 811-22507)

Dear Mr. Williamson:
At your request, we are submitting this letter on behalf of our client, Leeward Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the preliminary proxy statements filed on behalf of the MAI Energy Infrastructure and MLP Fund and the Oakhurst Defined Risk Fund (each a "Fund, and together, the "Funds") with the SEC by the Trust on August 4, 2015.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. With respect to the Oakhurst Defined Risk Fund proxy, please tell us how the Board concluded OBP would have the resources to meet its financial responsibilities under the expense limitation agreement. If the Board relied on the letter of financial support, what information, if any, did the Board review about the support providers' financial capacity?
Response.  While the Board requested the letter of financial support from OBP, the Board also noted that, given the asset levels of the Oakhurst Defined Risk Fund, it was unlikely that OBP would be required to reimburse the Fund under the expense limitation agreement.  While OBP may have to waive a portion of its advisory fee under the expense limitation agreement, the current asset levels of the Fund are above the level that would require reimbursement of Fund expenses by the adviser.  Furthermore, the Board took into account the fact that tentative plans for the Oakhurst Defined Risk Fund called for OBP to be replaced as the adviser within six to nine months, so that the sufficiency of OBP's assets to meet its financial responsibilities was likely to be a short-term responsibility of the Board.  Nonetheless, in the unlikely event that OBP would be required to reimburse the Oakhurst Defined Risk Fund under the terms of the expense limitation agreement, the Board wanted assurances that OBP would able to do so.  In that respect, the Board requested the letter of financial support.  The Board's consideration of OBP's financial capacity was part of the Board's more comprehensive assessment of OBP as the proposed investment adviser to the Oakhurst Defined Risk Fund, pursuant to Section 15(c) of the Investment Company Act, where the Board reached determinations based on its evaluation of requested information in its best business judgment.  Based on the letter of financial support and representations from the manager of the majority owner of OBP concerning the financial resources of the owners of OBP, the Trustee concluded that the financial resources of OBP would be sufficient to meet its obligations under the expense limitation agreement in the event that asset levels of the Oakhurst Defined Risk Fund declined significantly from present levels and OBP remained the adviser beyond the limited period currently contemplated.

Mr. Jay Williamson
 Securities and Exchange Commission
September 17 2015

2.	Comment. Comment Seven for the MAI Energy Infrastructure and MLP Fund proxy regarding the language regarding the anticipated quality of advisory services is reissued.
Response.  The Registrant intends to add the following sentence to page 6 of the MAI Energy Infrastructure and MLP Fund proxy:
In determining the anticipated quality of MAI's advisory services, the Trustees considered the services provided by MAI to the Fund as sub-adviser, as well MAI's representations regarding its increased responsibilities as adviser to the Fund.

*            *            *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
3.	The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Jay Williamson
 Securities and Exchange Commission
September 17 2015

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis